UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 Dividend Distribution

 Item 1

Q3 Dividend Distribution

The Company hereby reports that its Board of Directors yesterday declared a quarterly dividend of US$ 60 million or US$ 0.04701 per share.

Some shareholders will receive the payment in NIS and need to take into account the following: the amount of the dividend per share is not final and will be subject to changes due to the need to convert the amount from US Dollars to Israeli Shekels (NIS), according to the Bank of Israel's representative exchange rate known on December 19, 2016.

The dividend will be paid only to registered shareholders entitled to US$2 or above.

The record date is December 20, 2016; the payment date is January 4, 2017. In the current quarter, the tax will be calculated as follows: (1) 79% of the dividend will be calculated so that Israeli companies are exempted from tax and individuals residents in Israel will pay 25% tax; for foreign residents, the dividend will be taxable at a rate of 25% or according to International Tax Treaties, at the lower. (2) 16% of the dividend will be calculated so that Israeli companies will pay 15% tax, and individuals residents in Israel will pay 15% tax; for foreign residents, the dividend will be taxable at a rate of 4% or according to International Tax Treaties, at the lower. (3) 5% of the dividend will be calculated so that Israeli companies and Israeli individuals will pay 15% tax; for foreign residents, the dividend will be taxable at a rate of 15% or according to International Tax Treaties, at the lower.

For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this link (http://repo.icl-group.com/Lists/MediaServer_Documents/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20website.pdf).

Sincerely,

Israel Chemicals Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 23, 2016